ACUMEN PHARMACEUTICALS, INC.
427 Park Street
Charlottesville, VA 22902

April 22, 2024

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Doris Gama

Re:    Acumen Pharmaceuticals, Inc.
Registration Statement on Form S-3 (File No. 333-278280)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Acumen Pharmaceuticals, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on April 24, 2024, or as soon as possible thereafter. The Company hereby authorizes Thomas Danielski of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

    Please call Thomas Danielski of Ropes & Gray LLP, counsel to the Company, at (617) 235-4961 as soon as the registration statement has been declared effective.

[Signature page follows]

Very truly yours,

ACUMEN PHARMACEUTICALS, INC.

By:    /s/ Daniel O’Connell
Name:    Daniel O’Connell
Title:    Chief Executive Officer

[Signature Page to Acceleration Request]